EXHIBIT 99.1
Section 13(r) Disclosure

Mastercard has established a risk-based compliance program designed to prevent us from having business dealings with Iran, as well as other prohibited countries, regions, individuals or entities. This includes obligating issuers and acquirers to screen cardholders and merchants, respectively, against the U.S. Office of Foreign Assets Control’s (“OFAC”) sanctions list, including the List of Specially Designated Nationals (“SDN list”).
We identified through our compliance program that for the period covered by this Report, Mastercard processed transactions resulting from:

•	certain European and Latin American acquirers having acquired transactions for consular services with Iranian embassies located in Austria, France, Mexico and Spain that accepted Mastercard cards

•	certain European and Middle Eastern acquirers having acquired transactions for Iran Air, which accepted Mastercard cards, in Austria, France, Malaysia and Qatar

OFAC regulations and other legal authorities provide exemptions for certain activities involving dealings with Iran. However, Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires us to disclose whether we, or any of our affiliates, have knowingly engaged in certain transactions or dealings involving the Government of Iran or with certain persons or entities found on the SDN list, regardless of whether these dealings constitute a violation of OFAC regulations. We intend to allow our acquirers to continue to engage in these transactions to the extent permitted by law.
We do not calculate net revenues or net profits associated with specific merchants (our customers’ customers). However, we used our fee schedule and the aggregate number and amount of transactions involving the Iranian embassies and Iran Air to estimate the net revenue and net profit we obtained during the year ended December 31, 2016.  Both the number of transactions and our estimated net revenue and net profits for this period are de minimis.
During the period covered by this Report, we also disclosed certain activities that occurred prior to 2016. Details of this activity can be found in our Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 2016.